Filed Pursuant to Rule 424(b)(2) File No. 333-60044 File No. 333-60044-01

This prospectus supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus Supplement dated January 15, 2004

PROSPECTUS SUPPLEMENT

(to prospectus dated September 20, 2002)

$75,000,000

AAG Holding Company, Inc.

    % Senior Debentures due 2034

Fully and Unconditionally Guaranteed, as Described Herein, by

Great American Financial Resources, Inc.

The debentures will bear interest at the rate of     % per annum. AAG Holding Company will pay interest on March 31st, June 30th, September 30th and December 31st of each year, beginning on March 31, 2004. The debentures will mature on                     , 2034. AAG Holding may not redeem the debentures prior to                 , 2009. On or after                 , 2009, AAG Holding may redeem the debentures at 100% of their principal amount, plus accrued interest to the date of redemption. The debentures will not have the benefit of any sinking fund.

The debentures will be AAG Holding’s unsecured obligations and will rank equally with all of AAG Holding’s other unsecured senior indebtedness and senior to all of AAG Holding’s subordinated indebtedness. The debentures will be issued only in registered form in denominations of $25 and integral multiples thereof.

We will guarantee, fully and unconditionally, the payment by AAG Holding of amounts due on the debentures as discussed in this prospectus supplement and the accompanying base prospectus.

	Per Debenture	Total
Price to public (1)	100%	$75,000,000

Underwriting discount	%	$

Proceeds to AAG Holding Company	%	$

(1) Plus accrued interest from , 2004, if settlement occurs after that date

The underwriters may also purchase an additional $11,250,000 principal amount of debentures at the public offering price less the underwriting commission until 30 days after the date of this prospectus supplement to cover overallotments, if any. If the underwriters exercise that option in full the total price to public, underwriting discount and proceeds to AAG Holding Company would be $                    , $                     and $                    , respectively.

We and AAG Holding will make application to list the debentures and the guarantee for trading on the New York Stock Exchange. We expect trading of the debentures on the New York Stock Exchange to begin within a 30-day period after the initial delivery of the debentures.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

AAG Holding expects that the debentures will be ready for delivery in book-entry form only through The Depository Trust Company on or about                     , 2004.

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

A.G. Edwards & Sons, Inc.

UBS Investment Bank

Banc of America Securities LLC

Lehman Brothers

McDonald Investments Inc.

Morgan Keegan & Company, Inc.

U.S. Bancorp Piper Jaffray

The date of this prospectus supplement is January     , 2004.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or any other documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus summarizes certain documents and other information, and we and AAG Holding refer you to them for a more complete understanding of what we and AAG Holding discuss in this prospectus. In making an investment decision, you should rely on your own examination of our company and AAG Holding and the terms of this offering and the debentures, including the merits and risks involved.

We are not making any representation to any purchaser of the debentures regarding the legality of an investment in the debentures by such purchaser. You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor and tax advisor for legal, business and tax advice regarding an investment in the debentures.

References in this prospectus to “GAFRI,” “we,” “us” and “our” refer to Great American Financial Resources, Inc., an insurance holding company incorporated in Delaware, and its subsidiaries, including AAG

Holding, unless the context otherwise requires. References in this prospectus to “AAG Holding” refer to our subsidiary, AAG Holding Company, Inc., an insurance holding company incorporated in Ohio.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. See “Where You Can Find More Information” beginning on page 2 in the accompanying prospectus for information on the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus.

No separate financial statements of AAG Holding have been included and none are incorporated by reference in this prospectus supplement or the accompanying prospectus. We do not believe that the financial statements of AAG Holding would be material to prospective purchasers of debentures because we own all of the common stock of AAG Holding and because we will fully guarantee the obligations of AAG Holding under the debentures.

GREAT AMERICAN FINANCIAL RESOURCES, INC.

GAFRI, which was incorporated as a Delaware corporation in 1987, is an 82%-owned subsidiary of American Financial Group, Inc. We are a holding company which markets fixed and variable annuities, and various forms of life and supplemental health insurance through our subsidiaries. Our largest operating subsidiary, Great American Life Insurance Company, is a leading provider of 403(b) tax-qualified annuities to teachers in the kindergarten through 12th grade segment of the school market.

SEC filings, news releases and other information may be accessed free of charge through our Internet site at: www.gafri.com. Except for information specifically incorporated by reference into this prospectus supplement, information on our website is not part of this prospectus supplement or the accompanying prospectus.

AAG HOLDING COMPANY, INC.

AAG Holding is GAFRI’s wholly-owned subsidiary that owns all of the stock of Great American Life Insurance Company.

RECENT DEVELOPMENTS

In November 2003, we issued $112.5 million aggregate principal amount of 7 1/2% Senior Debentures due 2033, realizing net proceeds of approximately $109 million. We used approximately $91 million of the net proceeds to pay down all of the existing borrowings under AAG Holdings’ bank credit facility. The balance of the net proceeds was used for general corporate purposes, including capital contributions to our insurance subsidiaries. The debentures contemplated by this prospectus supplement will rank equal to the 7 1/2% Senior Debentures.

USE OF PROCEEDS

The net proceeds to AAG Holding from the sale of the debentures (after deducting underwriting discounts and commissions and estimated offering expenses payable by AAG Holding in connection with the sale of debentures) are expected to be approximately $72.4 million ($83.2 million if the underwriters’ overallotment option is exercised in full). AAG Holding will use the net proceeds to redeem at 100% of its liquidation amount all of the $75 million aggregate liquidation amount of 9 1/4% preferred securities issued by one of its wholly-owned subsidiary trusts, including approximately $10 million aggregate principal amount owned by our subsidiaries, which were issued in 1996 and mature in November, 2026. Any proceeds from the exercise of the underwriters’ overallotment option will be used for general corporate purposes.

CAPITALIZATION

The following table (in millions) shows:

•	our historical capitalization at September 30, 2003;

•	our capitalization as of September 30, 2003 as adjusted to reflect the issuance of the 7 1/2% Senior Debentures due 2033 and the repayment of all outstanding borrowings under AAG Holding’s bank credit facility; and

•	our capitalization as of September 30, 2003 as further adjusted to give effect to the issuance of the debentures contemplated by this prospectus supplement and the redemption of the 9 1/4% trust preferred securities, assuming that the underwriters’ overallotment option is not exercised.

The information below should be read in conjunction with our consolidated financial statements and the notes thereto incorporated by reference to this prospectus supplement.

	September 30, 2003
	Historical	As Adjusted	As Further Adjusted
Notes payable:
Direct obligations of GAFRI	$1.5	$1.5	$1.5
Obligations of AAG Holding (guaranteed by GAFRI)
Bank Credit Line	90.6	—	—
6-7/8% Senior Notes due 2008	100.0	100.0	100.0
7-1/2% Senior Debentures Due 2033	—	112.5	112.5
% Senior Debentures Due 2034	—	—	75.0

Total Debt	192.1	214.0	289.0

Payable to Subsidiary Trust (issuer of preferred securities)	20.0	20.0	20.0
Mandatorily redeemable preferred securities of consolidated subsidiary trusts	142.9	142.9	70.0

Stockholders’ Equity:
Common Stock, including paid-in capital	452.2	452.2	452.2
Retained earnings	317.1	317.1	317.1
Unrealized gains on marketable securities, net	211.2	211.2	211.2

Total stockholders’ equity	980.5	980.5	980.5

Total capitalization	$1,335.5	$1,357.4	$1,359.5

Ratio of total debt to capitalization (1)	16.8%	18.4%	24.7%

(1)	For purposes of the ratio of total debt to capitalization, capitalization excludes net unrealized gains on fixed maturity securities totaling $191.5 million.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges for GAFRI and its subsidiaries, including AAG Holding. Fixed charges are computed on a “total enterprise” basis. For purposes of calculating the ratios, “earnings” have been computed by adding to pretax earnings from continuing operations the fixed charges and minority interest in earnings of subsidiaries having fixed charges and deducting (adding) the undistributed equity in earnings (losses) of affiliates. Fixed charges include interest (including interest on annuities), amortization of debt issue expense, preferred dividend requirements and a portion of rental expense deemed to represent the interest factor.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Ratio of earnings to fixed charges	1.2	1.1	1.1	1.2	1.3	1.3	1.5
Ratio of earnings to fixed charges excluding interest on annuities*	3.5	2.2	2.5	3.0	3.4	3.9	5.6

*	While this ratio is not required or encouraged by SEC rules, we believe that this ratio is meaningful to ratings agencies, analysts and securityholders who focus on holding company financial strength and operating performance.

DESCRIPTION OF DEBENTURES

The following description of the particular terms of the debentures supplements the description of the general terms and provisions of debt securities, including the debentures, set forth in the accompanying prospectus. Reference is made to the accompanying prospectus for a summary of certain additional provisions of the debentures.

General

AAG Holding will issue the debentures as a separate series of senior debt securities under an indenture, dated as of June 1, 1998, among AAG Holding, GAFRI (formerly known as American Annuity Group, Inc.) and U.S. Bank, N.A. (formerly known as Star Bank, N.A.), as trustee. Capitalized terms not otherwise defined herein shall have the meanings given to them in the accompanying prospectus and the indenture.

We will guarantee, fully and unconditionally, the payment by AAG Holding of amounts due on the debentures. The aggregate principal amount of the debentures will be limited to $75,000,000, subject to the provisions described below under “—Further Issues.” The debentures will be AAG Holding’s unsecured obligations and will rank equally with all of AAG Holding’s other unsecured senior indebtedness and senior to all of our subordinated indentures.

The debentures will bear interest at the rate of         % per annum. Interest will accrue from             , 2004, or from the most recent interest payment date to which we paid or duly provided for interest. We will pay interest on the debentures on March 31, June 30, September 30, and December 31 of each year, beginning on March 31, 2004. Interest payments will be made to the persons or entities in whose names the debentures are registered at the close of business on March 15, June 15, September 15 or December 15, as the case may be, next preceding the relevant interest payment date. Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

The debentures will mature on                 , 2034. AAG Holding may not redeem the debentures prior to                 , 2009. On or after                 , 2009, AAG Holding may redeem the debentures, in whole at any time or in part from time to time, at 100% of their principal amount, plus accrued interest to the date of redemption. AAG Holding must give not less than 30 nor more than 60 days prior written notice of any redemption. The debentures will not have the benefit of, or be subject to, any sinking fund.

The trustee will act as AAG Holding’s paying agent for the debentures. AAG Holding will make principal and interest payments in respect of the debentures through the trustee. See “Book-Entry System” below and in the accompanying prospectus.

The debentures will be issued only in registered form in denominations of $25 and integral multiples thereof. AAG Holding expects market makers to trade the debentures in round lots of 100 units (representing $2,500 aggregate principal amount).

Ranking of the Debentures

The debentures will be senior unsecured obligations of AAG Holding and will rank equal in right of payment to all of AAG Holding’s other senior unsecured indebtedness. The debentures will be effectively subordinated to any future secured indebtedness of AAG Holding to the extent of the assets securing such indebtedness. In addition, AAG Holding is structured as a holding company and conducts most of its business operations through its subsidiaries. The debentures will be effectively subordinated to all existing and future indebtedness and other liabilities and obligations of AAG Holding’s subsidiaries, which are distinct legal entities having no obligation to pay any amounts pursuant to the debentures or to make funds available. Our guarantee of the debentures (described above) will be our general unsecured obligation and will rank senior in right of payment to all of our future obligations that are, by their terms, expressly subordinated in right of payment to the guarantee and pari passu in right of payment with all of our existing and future unsecured obligations that are not so subordinated. The guarantee will be effectively subordinated to all existing and future indebtedness and other liabilities and obligations of our subsidiaries, including AAG Holding, except for indebtedness of AAG Holding that is guaranteed by us. Certain of our subsidiaries and those of AAG Holding are insurance companies, and therefore, their ability to pay dividends to us and to AAG Holding is limited by applicable regulatory requirements.

As of September 30, 2003, after giving effect to (1) the offering of the debentures and the application of the net proceeds as described in “Use of Proceeds” (assuming the underwriters’ overallotment option is not exercised); and (2) the issuance in November 2003 of $112.5 million aggregate principal amount of 7 1/2% Senior Debentures due 2033 and the application of the net proceeds from that offering: AAG Holding would have had an aggregate of $287.5 million of senior unsecured indebtedness outstanding, no secured indebtedness outstanding and a total of $155 million available under its bank credit facility; we would have approximately $1.5 million in miscellaneous notes payable outstanding; our subsidiaries other than AAG Holding would have had an aggregate of approximately $90 million of trust preferred securities outstanding. Our subsidiaries also have liabilities associated with insurance policies issued by the subsidiaries, reinsurance obligations and other trade payables and expenses.

Covenant

Limitations on Dispositions of Stock of Certain Subsidiaries. The indenture provides that neither GAFRI nor AAG Holding will, and neither will permit any subsidiary to, sell, transfer or otherwise dispose of any shares of capital stock of any restricted subsidiary (or of any subsidiary having direct or indirect control over any restricted subsidiary) except for:

•	a sale, transfer or other disposition of any capital stock of any restricted subsidiary (or of any subsidiary having direct or indirect control of any restricted subsidiary) to a wholly-owned subsidiary of GAFRI; or

•	a sale, transfer or other disposition of any capital stock of any restricted subsidiary (or of any subsidiary having direct or indirect control of any restricted subsidiary) held by AAG Holding, GAFRI and their respective subsidiaries for at least fair value (as determined by GAFRI’s board of directors of acting in good faith).

For purposes of this covenant, “restricted subsidiary” includes Great American Life Insurance Company and any other subsidiary that is a successor to all or substantially all of its business.

Modification

In addition to changes to the indenture listed under “Modification and Waiver—Changes Requiring Your Approval” in the accompanying prospectus, the following changes cannot be made without your approval:

•	change in the redemption price;
•	change in the date prior to which no redemption may be made;
•	making the principal of, or premium, if any, or interest on the debentures payable in anything other than United States dollars; or
•	releasing us of our obligations to guarantee the debentures, except as otherwise permitted under the indenture.

Book-Entry System

The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may limit or impair the ability to own, transfer or pledge beneficial interests in the debentures in global form.

Same-Day Settlement And Payment

Settlement for the sales of debentures under this prospectus supplement will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the debentures will be made by AAG Holding in immediately available funds.

The debentures will trade in DTC’s Same-Day Funds Settlement System until maturity and secondary market trading activity in the debentures will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the debentures.

Further Issues

AAG Holding may from time to time, without notice to or the consent of the registered holders of the debentures, create and issue further debentures ranking pari passu with the debentures in all material respects, or in all respects except for the payment of interest accruing prior to the issue date of such further debentures or except for the first payment of interest following the issue date of such further debentures, and so that such further debentures may be consolidated and form a single series with the debentures offered hereby and have the same terms as to status, redemption or otherwise as the debentures offered hereby.

Governing Law

The indenture, the debentures and the guarantee are governed by New York law.

Additional Terms

For additional important information about the debentures, see “Description of Debt Securities” in the accompanying prospectus. That information includes:

•	additional information on the terms of the debentures;

•	general information on the indenture and trustee;

•	a description of the limitation on consolidation, merger and sale of assets; and

•	a description of events of default under the indenture.

GAFRI’s Relationship With The Trustee

The trustee under the indenture, U.S. Bank, N.A., occasionally acts as trustee in connection with obligations issued by GAFRI and its subsidiaries, including AAG Holding. U.S. Bank, N.A. is currently acting as a trustee in connection with certain debt obligations that were previously issued by AAG Holding.

Additionally, the trustee is one of the lenders pursuant to AAG Holdings’ $155 million unsecured line of credit. AAG Holding has a $1 million lease line of credit with the trustee as well. An affiliate of the trustee is acting as an underwriter for this offering.

UNDERWRITING

Under the terms and subject to the conditions set forth in the purchase agreement, dated                  , 2004, the underwriters named below have severally agreed to purchase and we and AAG Holding have agreed to sell to them, severally, the respective principal amount of the debentures and the guarantee set forth opposite their respective names below:

Underwriter	Principal Amount
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$
Bear, Stearns & Co. Inc.
A.G. Edwards & Sons, Inc.
UBS Securities LLC
Banc of America Securities LLC
Lehman Brothers Inc.
McDonald Investments Inc., a KeyCorp Company
Morgan Keegan & Company, Inc.
U.S. Bancorp Piper Jaffray Inc.

Total		$75,000,000

The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the debentures are subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the debentures if any are taken.

The underwriters propose initially to offer the debentures to the public at the public offering price set forth on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of         % of the principal amount of the debentures. The underwriters may allow, and such dealers may reallow, a discount not in excess of         % of the principal amount of the debentures to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

AAG Holding and GAFRI have granted an option to the underwriters to purchase up to $11,250,000 additional principal amount of debentures at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional debentures proportionate to that underwriter’s initial amount reflected in the above table.

The debentures are a new issue of securities with no established trading market. We and AAG Holding will make application to list the debentures and the guarantee on the New York Stock Exchange. AAG Holding expects trading of the debentures on the New York Stock Exchange to commence within a 30-day period after the initial delivery of the debentures. The underwriters have advised us that they intend to make a market in the debentures prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the debentures, however, and may discontinue market making activities, if commenced, at any time without notice. AAG Holding can give no assurance as to the liquidity of the trading market, if any, for the debentures.

In order to facilitate the offering of the debentures, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the debentures. Specifically, the underwriters may over-allot in connection with this offering, creating short positions in the debentures for their own account. In addition, to cover over-allotments or to stabilize the price of the debentures, the underwriters may bid for and purchase debentures in the open market. Finally, the underwriters may reclaim selling concessions allowed to an underwriter or dealer for distributing debentures in this offering, if the underwriters repurchase previously distributed debentures in transactions that cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the debentures above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We and AAG Holding have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.

We and AAG Holding have agreed not to, directly or indirectly, issue, sell, offer or contract to sell, grant any option for the sale of, or otherwise transfer or dispose of, any debt securities issued by either us or AAG Holding without the prior written consent of Merrill Lynch & Co. until 90 days after the date of this prospectus supplement.

The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services, including the provision of credit facilities, for us and our affiliates in the ordinary course of business. Affiliates of certain of the underwriters are lenders pursuant to AAG Holding’s bank credit facility.

LEGAL MATTERS

Certain legal matters regarding the debentures and the guarantee will be passed upon for AAG Holding and for us by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio and for the underwriters by Dewey Ballantine LLP, New York, New York. Dewey Ballantine LLP will rely upon the opinion of Keating, Muething & Klekamp, P.L.L. as to matters governed by the laws of the State of Ohio, and Keating, Muething & Klekamp, P.L.L. will rely upon the opinion of Dewey Ballantine LLP as to matters governed by the laws of the State of New York.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus supplement and accompanying prospectus. Such consolidated financial statements are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$250,000,000

Great American Financial Resources, Inc.

may offer

PREFERRED STOCK

AAG Holding Company, Inc.

may offer

DEBT SECURITIES

We may from time to time issue up to $250,000,000 aggregate principal amount of securities. GAFRI will guarantee any debt securities issued by AAG Holding Company issued under this prospectus. GAFRI owns 100% of the outstanding common stock of AAG Holding Company.

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest.

We may sell these securities to or through underwriters, and also to other purchasers or through agents. The names of any underwriters or agents will be set forth in an applicable prospectus supplement.

The Securities and Exchange Commission and state securities regulators have not approved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 20, 2002

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the SEC utilizing a shelf registration process. Under this shelf process, we may sell the securities described in this prospectus in one or more offerings up to a total dollar amount of $250,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”

WHERE YOU CAN FIND MORE INFORMATION

GAFRI files annual, quarterly and special reports, proxy statements and other information with the SEC. These filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document GAFRI files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. GAFRI’s common stock is also listed on the New York Stock Exchange, and you may inspect any document at the NYSE’s offices located at 20 Broad Street, New York, New York 10005.

The SEC allows us to “incorporate by reference” the information GAFRI files with them. This means that we can disclose important information to you by referring you to documents GAFRI files with the SEC. The information incorporated by reference is an important part of this prospectus. Information that GAFRI files later with the SEC will automatically update and supersede information which we have previously incorporated by reference until we sell all of the securities described in this prospectus. The following documents that GAFRI has filed are incorporated by reference in this prospectus:

Filing	Period
Annual Report on Form 10-K	Year Ended December 31, 2001
Quarterly Reports on Form 10-Q	Quarters ended March 31, 2002 and June 30, 2002
Form 10, Description of Common Stock	May 22, 1987

All documents that GAFRI files under Section 13(a), 13(e), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus will be deemed incorporated by reference into this prospectus and to be a part of this prospectus from the date of filing of the documents.

No separate financial statements of AAG Holding Company have been included and none are incorporated by reference in this prospectus. We do not believe that the financial statements of AAG Holding Company would be material to prospective purchasers of debt securities because GAFRI owns all of the common stock of AAG Holding Company and because GAFRI will fully guarantee the obligations of AAG Holding Company under the debt securities.

We will provide you with a copy of any of these documents we are incorporating by reference at no cost, by writing or telephoning us at the following address or telephone number:

Mark F. Muething

Executive Vice President, General Counsel and Secretary

Great American Financial Resources, Inc.

250 East Fifth Street

Cincinnati, Ohio 45202

(513) 333-5300

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with any other information or any different information. We are not making an offer of securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of these documents.

This prospectus and the documents incorporated by reference contain certain forward-looking statements that are subject to numerous assumptions, risks or uncertainties. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for such forward-looking statements. Some of the forward-looking statements can be identified by the use of forward-looking words such as “believes”, “expects”, “may”, “will”, “should”, “seeks”, “intends”, “plans”, “estimates”, “anticipates”, the negative version of those words or other comparable terminology. Actual results could differ materially from those contained in or implied by such forward-looking statements for a variety of factors including:

•	changes in economic conditions, including interest rates, performance of securities markets, and the availability of capital;

•	regulatory actions;

•	changes in legal environment;

•	tax law changes;

•	availability of reinsurance; and

•	competitive pressures.

The forward-looking statements included in this prospectus are made only as of the date of this prospectus and under Section 27A of the Securities Act and Section 21E of the Exchange Act and we do not have any obligation to update any forward-looking statements to reflect subsequent events or circumstances.

GREAT AMERICAN FINANCIAL RESOURCES, INC.

GAFRI was incorporated as a Delaware corporation in 1987 and is an 83%-owned subsidiary of American Financial Group, Inc. GAFRI is a holding company which markets fixed and variable annuities, and various forms of life and supplemental health insurance through its subsidiaries.

AAG HOLDING COMPANY, INC.

AAG Holding Company is GAFRI’s wholly-owned subsidiary that owns all of the stock of Great American Life Insurance Company. All debt securities issued hereunder will be issued by AAG Holding Company and will be guaranteed by GAFRI.

USE OF PROCEEDS

Unless otherwise indicated in the accompanying prospectus supplement, the net proceeds received from the sale of any securities offered by this prospectus are expected to be used for general corporate purposes, which may include investment in insurance businesses and the repayment of the outstanding debt of GAFRI, AAG Holding Company or any of our subsidiaries. Until the net proceeds are used for these purposes, we may deposit them in interest-bearing accounts or invest them in marketable securities. The specific allocations, if any, of the proceeds of any of the securities will be described in the prospectus supplement relating thereto.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the historical ratios of earnings to fixed charges for GAFRI and its subsidiaries, including AAG Holding Company. Fixed charges are computed on a “total enterprise” basis. For purposes of calculating the ratios, “earnings” have been computed by adding to pretax earnings from continuing operations the fixed charges and minority interest in earnings of subsidiaries having fixed charges and deducting (adding) the undistributed equity in earnings (losses) of affiliates. Fixed charges include interest, amortization of debt issue expense, preferred dividend requirements and a portion of rental expense deemed to represent the interest factor.

	Six Months Ended June 30,		Year Ended December 31,
	2002	2001	2001	2000	1999	1998	1997
Historical ratio of earnings to fixed charges:
Ratio of earnings to fixed charges	1.1	1.2	1.2	1.3	1.3	1.5	1.3
Excluding interest on annuities	2.7	3.1	3.0	3.4	3.9	5.6	5.1

DESCRIPTION OF DEBT SECURITIES AAG HOLDING COMPANY MAY OFFER

As required by Federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by documents called “indentures.” An indenture is a contract between GAFRI, AAG Holding Company and a trustee for the debt securities. There may be more than one trustee under each indenture for different series of debt securities. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations as to the extent to which the trustee acts on your behalf, described later on under “Remedies If An Event of Default Occurs.” Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell, and sending you notices.

The indenture and its associated documents contain the full legal text of the matters described in this section. Unless otherwise set forth in the prospectus supplement, the indenture and the debt securities are governed by New York law.

AAG Holding Company may issue either senior debt securities or subordinated debt securities. The senior and subordinated debt securities are issued under different indentures and may have different trustees. The forms of senior indenture and subordinated indenture are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information” beginning on page 2 for information on how to obtain a copy. When we refer to the indenture we mean both the senior indenture and the subordinated indenture unless we indicate otherwise. When we refer to the trustee we mean both the senior trustee and the subordinated trustee unless we indicate otherwise.

AAG Holding Company may issue as many distinct series of debt securities under each indenture as it wishes. This section summarizes terms of the debt securities that are common to all series. Because this section is a summary, it does not describe every aspect of the debt securities. This summary is subject to, and qualified in its entirety by, reference to all the provisions of the indenture, including definitions of certain terms used in the indenture. We describe the meaning of only the more important terms. We also include references in parentheses to certain sections of the indenture. Whenever we refer to particular sections or defined terms of the indenture in this prospectus or in a prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement.

The prospectus supplement relating to your series of debt securities will describe the following specific financial, legal and other terms of the debt securities particular to terms of your series:

•	the title of your series of debt securities;

•	any limit on the aggregate principal amount of your series of debt securities;

•	the date or dates on which your series of debt securities will mature;

•	the annual rate or rates (which may be fixed or variable) at which your series of debt securities will bear interest, if any, and the date or dates from which the interest will accrue;

•	the dates on which interest on your series of debt securities will be payable and the regular record dates for those interest payment dates;

•	any mandatory or optional sinking funds or similar provisions or provisions for redemption at your option;

•	the date, if any, after which and the price or prices at which your series of debt securities may, in accordance with any optional or mandatory redemption provisions, be redeemed and the other detailed terms and provisions of any such optional or mandatory redemption provision;

•	if other than denominations of $1,000 and any integral multiple thereof, the denomination in which your series of debt securities will be issuable;

•	if other than the principal amount thereof, the portion of the principal amount of your series of debt securities which will be payable upon the declaration of acceleration of the maturity of those debt securities;

•	any index or formula used to determine the amount of payment of principal of, premium, if any, and interest on your series of debt securities;

•	whether your series of debt securities are subordinated debt securities or senior debt securities; and

•	any other material terms of your series of debt securities.

Those terms may vary from the terms described here. Thus, this summary also is subject to and qualified by reference to the description of the particular terms of your series to be described in the prospectus supplement. The prospectus supplement relating to your series of debt securities will be attached to the front of this prospectus.

Form, Exchange and Transfer

The debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	unless otherwise indicated in the prospectus supplement, in denominations that are multiples of $1,000. (Section 3.2)

You may have your debt securities broken into debt securities of smaller denominations or combined into debt securities of larger denominations, as long as the total principal amount is not changed. (Section 3.5) This is called an “exchange.”

You may exchange or transfer debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may appoint another entity or perform this role ourselves. The entity performing the role of maintaining the list of registered direct holders is called the “security registrar.” It will also perform transfers. (Section 3.5) You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange will only be made if the security registrar is satisfied with your proof of ownership.

Payment and Paying Agents

We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the debt security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the “regular record date” and will be stated in the prospectus supplement. (Section 3.7) Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called “accrued interest.”

We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

“Street Name” and other indirect holders should consult their banks or brokers for information on how they will receive payments.

We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called “paying agents.” We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities.

Notices

We and the trustee will send notices regarding the debt securities only to direct holders, using their addresses as listed in the trustee’s records. (Section 1.6)

Mergers and Similar Events

GAFRI and AAG Holding Company are generally permitted to consolidate or merge with another entity. GAFRI and AAG Holding Company are also permitted to sell or lease substantially all of their assets to another company, or to buy or lease substantially all of the assets of another entity. However, neither may take any of these actions unless the following conditions (among others) are met:

•	Where GAFRI or AAG Holding Company merge out of existence or sell or lease substantially all its assets, the other entity must be a corporation, partnership or trust organized under the laws of a State or the District of Columbia or under federal law, and it must agree to be legally responsible for the debt securities.

•	The merger, sale of assets or other transaction must not cause a default on the debt securities, and neither GAFRI nor AAG Holding Company may already be in default (unless the merger or other transaction would cure the default). For purposes of this no-default test, a default would include an event of default.

The indenture does not contain provisions requiring us to redeem your debt securities or giving you the ability to require us to repurchase your debt securities upon a change of control, highly leveraged transaction or other event.

Redemption

The indenture permits us to redeem your debt securities at any time, after giving notice of our intention to redeem as required by the indenture. The indenture does not contain provisions permitting you to require us to repurchase debt securities under any circumstances. Your series of debt securities may also contain provisions requiring us to redeem your debt securities upon specified events. The terms of redemption of your debt securities may vary from the terms described above. The prospectus supplement relating to your debt securities will describe the redemption provisions of your debt securities.

Modification and Waiver

There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval. First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

•	change the payment due date of the principal or interest on a debt security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

•	impair your right to sue for payment;

•	if your debt securities are subordinated debt securities, modify the subordination provisions in a manner that is adverse to you;

•	reduce the percentage of direct holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of direct holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults; and

•	modify any other aspect of the provisions dealing with modification and waiver of the indenture.

Changes Requiring a Majority Vote. The second type of change to the indentures and the debt securities is the kind that requires a vote in favor by direct holders of debt securities owning a majority of the principal amount of the particular series affected. The same majority vote would be required for us to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indenture or the debt securities listed in the first category described previously under “Changes Requiring Your Approval” unless we obtain your individual consent to the waiver.

Changes Not Requiring Approval. The third type of change does not require any vote by direct holders of debt securities. This type is limited to clarifications and certain other changes that would not adversely affect holders of the debt securities.

Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a debt security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default; and

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that debt security described in the prospectus supplement.

Debt securities will not be considered outstanding, and the holders will therefore not be eligible to vote, if we have deposited or set aside in trust for the holders money for their payment or redemption.

We will generally be entitled to set any day as a record date for the purpose of determining the direct holders of outstanding debt securities that are entitled to vote or take other action under the indenture. (Section 3.1)

“Street Name” and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Default and Related Matters

Ranking

The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The senior debt securities are not subordinated to any of our other debt obligations, and therefore they rank equally with all our other unsecured and unsubordinated indebtedness. The subordinated debt securities are subordinated to some of our existing and future debt and other liabilities. See “Subordination of the Subordinated Debt Securities” below for additional information on how subordination limits your ability to receive payment or pursue other rights if we default or have certain other financial difficulties.

Events of Default

You will have special rights if an “event of default” occurs and is not cured, as described later in this subsection. Under the indentures, the term “event of default” means any of the following:

•	We do not pay the principal or any premium on a debt security on its due date;

•	We do not pay interest on a debt security within 30 days of its due date;

•	We remain in breach of a restrictive covenant described in the indenture for 60 days after we receive a notice stating we are in breach. The notice must be sent by either the trustee or direct holders of at least 25% of the principal amount of outstanding debt securities of the affected series;

•	We fail to pay an amount of debt (other than the debt securities) totaling more than $10,000,000, our obligation to repay is accelerated by our lenders, and this payment obligation remains accelerated for 60 days after we receive notice of default as described in the previous paragraph;

•	We become subject to judgments, orders or decrees requiring payments of more than $10,000,000 and 60 days have passed during which a stay of enforcement has not been in effect after we receive notice as described two paragraphs above; and

•	Certain events involving bankruptcy, insolvency or reorganization.

Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the direct holders of 25% in principal amount of the outstanding debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a “declaration of acceleration of maturity.” If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any direct holder.

Except in cases of default, where a trustee has some special duties, a trustee is not required to take any action under the indenture at the request of any direct holders unless the direct holders offer the trustee reasonable protection from expenses and liability (called an “indemnity”). (Section 6.3) If reasonable indemnity is provided, the direct holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority direct holders may also direct the trustee in performing any other action under the indenture. (Section 5.12)

In general, before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured;

•	The direct holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action;

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity; and

•	The trustee must not have received from direct holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with the written notice during the 60 day period after receipt of the above notice. (Section 5.7)

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt security on or after its due date. (Section 5.8)

“Street Name” and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

We will furnish to the trustee every year a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Subordination of the Subordinated Debt Securities

The subordinated debt securities are subordinated securities and, as a result, the payment of principal of, and any premium and interest on, the debt securities is subordinated in right of payment to the prior payment in full of all of our senior indebtedness. This means that, in certain circumstances where we may not be making payments on all of our debt obligations as they come due, the holders of all of our senior indebtedness will be entitled to receive payment in full of all amounts that are due or will become due on their debt securities before the holders of subordinated debt securities will be entitled to receive any amounts due. These circumstances include:

•	We make a payment or distribute assets to creditors upon any liquidation, dissolution, winding up or reorganization of our company, or as part of an assignment or marshalling of our assets for the benefit of our creditors;

•	We file for bankruptcy or certain other events in bankruptcy, insolvency or similar proceedings occur; or

•	The maturity of the subordinated debt securities is accelerated. For example, the entire principal amount of a series of subordinated debt securities may be declared to be due and immediately payable or may be automatically accelerated due to an event of default as described above under “Events of Default.”

In addition, we are not permitted to make payments of principal of, or any premium or interest on, the subordinated debt securities if we default in our obligation to make payments on senior indebtedness and do not cure such default, or if an event of default that permits the holders of senior indebtedness to accelerate the maturity of the senior indebtedness occurs and has not been cured.

These subordination provisions mean that if we are insolvent a direct holder of our senior indebtedness may ultimately receive out of our assets more than a direct holder of the same amount of our subordinated debt securities and a creditor of ours that is owed a specific amount may ultimately receive more than a direct holder of the same amount of subordinated debt securities.

“Senior indebtedness” means:

•	the principal of, and any premium and interest on, all of GAFRI’s or AAG Holding Company’s indebtedness (including indebtedness of others that we guarantee), whether such indebtedness exists now or is created, incurred or assumed by GAFRI or AAG Holding Company after the date of this prospectus, that is for money they borrow or is evidenced by a note or similar instrument that they have given;

•	all capital lease obligations of GAFRI and AAG Holding;

•	all obligations of GAFRI and AAG Holding incurred when they acquire any business, property or assets or that they owe as a lessee under leases that generally accepted accounting principles require them to capitalize on their balance sheet or leases made as part of any sale and leaseback transaction they engage in;

•	all obligations of GAFRI and AAG Holding for reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all guarantees of obligations set forth above; and

•	all obligations of the types set forth above that are owed by any other person and is secured by a lien on the assets of GAFRI or AAG Holding.

Senior indebtedness includes any senior debt securities. Senior indebtedness also includes any amendment, renewal, replacement, extension, modification and refunding of any indebtedness that itself was senior debt. Senior indebtedness does not include any indebtedness that expressly states in the instrument creating or evidencing it that it does not rank senior in right of payment to the debt securities. Senior indebtedness does not include the subordinated debt securities.

As of June 30, 2002, we had $221.1 million of senior debt outstanding. The indenture does not limit the amount of senior indebtedness we are permitted to have, and we may in the future incur additional senior indebtedness.

Guarantee

The indenture provides that GAFRI will fully and unconditionally guarantee the payment of principal and interest on the debt securities when due and payable. This means that if AAG Holding Company does not have the assets to make required payments under the indenture, GAFRI will make such payments. Debt of subsidiaries of GAFRI, including AAG Holding Company (other than indebtedness of AAG Holding which is guaranteed by us), however, ranks senior to GAFRI’s obligations to guarantee debt securities issued under this prospectus.

Regarding the Trustee

The trustee for the senior debt securities and the trustee for the subordinated debt securities each will be named in the applicable prospectus supplement.

Any trustee of debt securities may resign or be removed, and a new trustee may be appointed to replace the previous trustee. If two or more persons or entities are acting as trustees for different series of debt securities, each trustee is a trustee of a trust under its indenture separate from the trust administered by any other trustee. Any action to be taken by the “trustee” may then be taken by each trustee only with respect to the series of debt securities for which it is trustee.

In the ordinary course of business, we and our subsidiaries may conduct transactions with trustees and their affiliates, and trustees and their affiliates may conduct transactions with us and our subsidiaries.

DESCRIPTION OF PREFERRED STOCK

The following briefly summarizes the material terms of the preferred stock that we may offer, other than pricing and related terms disclosed in a prospectus supplement. You should read the particular terms of any series of preferred stock that we offer in any prospectus supplement relating to such series. You should also read the more detailed provisions of our Certificate of Incorporation and the statement with respect to shares relating to each particular series of preferred stock for provisions that may be important to you. The statement with respect to shares relating to each particular series of preferred stock offered by the accompanying prospectus supplement and this prospectus will be filed as an exhibit to a document incorporated by reference in the registration statement. The prospectus supplement will also state whether any of the terms summarized below do not apply to the series of preferred stock being offered.

General

GAFRI is authorized to issue up to 25,000,000 shares of preferred stock. GAFRI can issue shares of preferred stock in one or more series and can specify the following terms for each series:

•	the number of shares;

•	the designation, powers, preferences and rights of the shares; and

•	the qualifications, limitations or restrictions, except as otherwise stated in the articles of incorporation.

GAFRI currently has no shares of preferred stock outstanding.

Before issuing any series of preferred stock, GAFRI’s board of directors will adopt resolutions creating and designating the series as a series of preferred stock, and the resolutions will be filed in a statement with respect to shares as an amendment to the Certificate of Incorporation.

The rights of holders of the preferred stock offered may be adversely affected by the rights of holders of any shares of preferred stock that may be issued in the future. GAFRI’s board of directors may authorize shares of preferred stock to be issued in public or private transactions for any proper corporate purpose. Examples include issuances to obtain additional financing in connection with acquisitions or otherwise, and issuances to our officers, directors and employees and our subsidiaries pursuant to benefit plans or otherwise. Shares of preferred stock that we issue may have the effect of rendering more difficult or discouraging an acquisition of us deemed undesirable by our board of directors.

Unless the particular prospectus supplement states otherwise, holders of each series of preferred stock will not have any preemptive or subscription rights to acquire more of our stock.

The transfer agent, registrar, dividend disbursing agent and redemption agent for shares of each series of preferred stock will be named in the prospectus supplement relating to such series.

Rank

Unless otherwise specified in the prospectus supplement relating to the shares of any series of preferred stock, the shares will rank on an equal basis with each other series of preferred stock and prior to the common stock as to dividends and distributions of assets.

Dividends

Unless the particular prospectus supplement states otherwise, holders of each series of preferred stock will be entitled to receive cash dividends, when, as and if declared by our board of directors out of funds legally available for dividends. The rates and dates of payment of dividends will be set forth in the prospectus supplement relating to each series of preferred stock. Dividends will be payable to holders of record of preferred stock as they appear on our books. Dividends on any series of preferred stock may be cumulative or noncumulative.

We may not declare, pay or set apart for payment dividends on the preferred stock unless full dividends on any other series of preferred stock that ranks on an equal or senior basis have been paid or sufficient funds have been set apart for payment for:

•	all prior dividend periods of the other series of preferred stock that pay dividends on a cumulative basis; or

•	the immediately preceding dividend period of the other series of preferred stock that pay dividends on a noncumulative basis.

Partial dividends declared on shares of preferred stock and any other series of preferred stock ranking on an equal basis as to dividends will be declared pro rata. A pro rata declaration means that the ratio of dividends declared per share to accrued dividends per share will be the same for all such series of preferred stock.

Similarly, we may not declare, pay or set apart for payment non-stock dividends or make other payments on the common stock or any other stock of ours ranking junior to the preferred stock unless full dividends on all series of preferred stock have been paid or set apart for payment for:

•	all prior dividend periods if the preferred stock pays dividends on a cumulative basis; or

•	the immediately preceding dividend period if the preferred stock pays dividends on a noncumulative basis.

Conversion and Exchange

The prospectus supplement for any series of preferred stock will state the terms, if any, on which shares of that series are convertible into or exchangeable for shares of our common stock.

Redemption

If so specified in the applicable prospectus supplement, a series of preferred stock may be redeemable at any time, in whole or in part, at our option or at the option of the holders, or may be mandatorily redeemed.

Any partial redemptions of preferred stock will be made in a way that our board of directors decides is equitable.

Unless we default in the payment of the redemption price, dividends will cease to accrue after the redemption date on shares of preferred stock called for redemption and all rights of holders of such shares will terminate except for the right to receive the redemption price.

Liquidation Preference

Upon our voluntary or involuntary liquidation, dissolution or winding up, holders of each series of preferred stock will be entitled to receive distributions upon liquidation in the amount set forth in the prospectus supplement relating to such series of preferred stock, plus an amount equal to any accrued and unpaid dividends. Such distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation, including common stock.

If the liquidation amounts payable relating to the preferred stock of any series and any other securities ranking on a parity regarding liquidation rights are not paid in full, the holders of the preferred stock of such series and such other securities will share in any such distribution of our available assets on a ratable basis in proportion to the full liquidation preferences. Holders of such series of preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

Voting Rights

If we issue voting preferred stock, holders of preferred stock will be entitled to one vote per share on each matter submitted to our shareholders. If we issue non-voting preferred stock, holders of preferred stock will have no voting rights, except as required by applicable law. The prospectus supplement will state the voting rights, if any, applicable to any particular series of preferred stock.

BOOK-ENTRY SYSTEM

We expect that any securities issued under this prospectus initially will be represented by a global security deposited with DTC and registered in the name of the nominee of DTC. Except as set forth below, the securities will be available for purchase in registered book-entry form only. Book entry form means that unless and until certificated securities are issued under the limited circumstances described below, no beneficial owner of securities will be entitled to receive a definitive certificate representing a security. So long as DTC or any successor depositary or its nominee is the registered holder of the global security, the depositary, or such nominee, as the case may be, will be considered to be the sole owner or holder of the securities for all purposes of the indenture.

DTC has advised us that it is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities for its participating organizations and facilitates the clearance and settlement of securities transactions between participating organizations through electronic book-entry changes in accounts of its participating organizations, which eliminates the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations (including the underwriter). Indirect access to the DTC system is also available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Beneficial owners of the securities who are not participants or indirect participants and desire to purchase, sell or otherwise transfer ownership of, or other interest in, the securities may do so only through participants and indirect participants.

Payments with respect to the global security will be made by a paying agent appointed by us to DTC or any successor depositary, or its nominee. We expect that any such depositary, or its nominee, upon receipt of any payment of principal or of interest on the global security will credit the accounts of its participants with payments in amounts proportionate to such participants’ ownership interest in the global security. Beneficial owners of the securities, directly or indirectly, will receive distributions of principal and interest in proportion to their beneficial ownership through the participants. Consequently, any payments to beneficial owners of the securities will be subject to the terms, conditions, and time of payment required by the depositary, the participants and indirect participants, as applicable.

We expect that such payments will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name.” Such payments will be the responsibility of such participants and indirect participants. Neither we, the trustee for debt securities, any paying agent, any underwriter nor the registrar for the debt securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Under the rules, regulations and procedures creating and affecting DTC and its operations, DTC is required to make book-entry transfers among participants on whose behalf it acts with respect to the securities and is required to receive and transmit distributions of principal and interest on the securities. Participants and indirect participants with which beneficial owners of the securities have accounts similarly are required to make book-entry transfers and receive and transmit such payments on behalf of their respective beneficial owners of the securities. Accordingly, although beneficial owners of the securities will not possess certificated securities, we expect that beneficial owners should receive payments and should be able to transfer their interests.

Since it is anticipated that the only holder of the securities will be the depositary or its nominee, beneficial owners of the securities will not be recognized as holders of the securities under the indenture unless certificated definitive securities are issued. So long as the securities are represented by the global security, beneficial owners of the securities will only be permitted to exercise the rights of holders of the securities indirectly through the participants who in turn will exercise such rights through the depositary.

If the depositary is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue individual securities in definitive form in exchange for the global security representing the securities. In addition, we may at any time and in our sole discretion determine not to have the securities represented by the global security and, in such event, will issue individual securities in definitive form in exchange for the global security representing the securities.

Settlement for the securities will be made by the underwriter in immediately available funds. So long as securities are represented by a global security, all payments of principal and interest will be made by us in immediately available funds.

So long as a security is represented by a global security, the security will trade in DTC’s same-day funds settlement system until maturity, and secondary market trading activity in the securities will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the securities.

PLAN OF DISTRIBUTION

We may sell, from time to time, the debt securities through agents or underwriters, or directly to one or more purchasers.

Agents

We may designate agents who agree to use their reasonable efforts to solicit purchases for the period of their appointment to sell debt securities on a continuing basis.

Underwriters

If we use underwriters for a sale of debt securities, the debt securities will be acquired by the underwriters for their own account. The underwriters may resell the debt securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase debt securities will be subject to certain conditions. Unless the applicable prospectus supplement has different terms, the underwriters will be obligated to purchase all the debt securities of the series offered if any of the debt securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to underwriters may be changed from time to time.

Direct Sales

We may also sell debt securities directly to one or more purchasers without using underwriters or agents.

Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act of 1933, and any discounts or commissions they receive from us and any profit on their resale of the debt securities may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters, dealers or agents will be identified and their compensation described in the applicable prospectus supplement. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their business.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for the Company by Keating, Muething & Klekamp, P.L.L., Cincinnati, Ohio.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

$75,000,000

AAG Holding Company, Inc.

            % Senior Debentures due 2034

Fully and Unconditionally Guaranteed, as Described Herein, by

Great American Financial Resources, Inc.

PROSPECTUS SUPPLEMENT

Merrill Lynch & Co.

Bear, Stearns & Co. Inc.

A.G. Edwards & Sons, Inc.

UBS Investment Bank

Banc of America Securities LLC

Lehman Brothers

McDonald Investments Inc.

Morgan Keegan & Company, Inc.

U.S. Bancorp Piper Jaffray

January     , 2004